Churchill Financial, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues:		
Commissions	$	3,040,239
Investment advisory fees		69,169
		3,109,408
Expenses:		
Clearing fees		365,878
Occupancy and equipment rental		37,201
Compensation costs and guaranteed payments to partners		1,522,439
Other operating expenses		300,579
		2,226,097
Income Before Income Taxes		883,311
Income Tax Expense		63,934
Net income	$	819,377

See accompanying notes.